Exhibit (a)(5)(v)

Today, I am proud to inform you that our Owners, Tommy and Jim Duff, entered into an agreement to purchase all of the stock of FFE and it has been accepted by FFE’s Board of Directors. We expect the completion of this process to take 30-60 days. We are very excited about what this acquisition means for us and will make us a much stronger company in the Temperature Control Marketplace. We will update you as we have further information. Thank you for all you do every day to make KLLM the best Temperature Control Carrier in North America.